Exhibit 23.2

Consent of Deloitte & Touche LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-4 of our report dated February 27, 2015 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the definitive merger agreement with Harris Corporation), relating to the consolidated financial statements of Exelis Inc., and the effectiveness of Exelis Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Exelis Inc. for the year ended December 31, 2014, and to the reference to us under the heading “Experts” in the Proxy Statement / Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

April 6, 2015